SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               23 December, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure: 1. Infonet acquisition update announcement made on 23 December 2004



December 23, 2004

             INFONET ACQUISITION RECEIVES U.S. ANTITRUST CLEARANCE


BT's acquisition of Infonet, one of the world's leading providers of international managed voice and data network services, has passed a significant milestone after the deal received early clearance from the United States antitrust authorities.
The US antitrust authorities notified BT that they have granted early termination of the Hart-Scott-Rodino 30-day waiting period, are not seeking any additional information and will therefore raise no antitrust objection to the transaction.
The acquisition is expected to receive clearance from a number of other agencies, including the European Commission, and is scheduled to complete in the first half of 2005.
BT announced it had signed a definitive agreement to acquire Infonet on November 8, 2004, marking a significant step forward in BT's strategy of addressing the IT and networking services needs of multi-site companies and organisations. It will greatly extend BT's global reach and will deepen the company's presence in North America and Asia Pacific. Infonet's recognised strengths in innovation, product quality and customer service will complement BT's strengths.
Infonet has local operations in 70 countries. Together with network access in about another 180 countries, points of presence in about 3,000 cities and strong sales and support partnerships around the world, Infonet greatly enhances the reach provided by BT to its corporate customers. As well as a substantial European business, Infonet brings a significantly improved market presence in America, a key market for global IP-based services, with $182m of sales. It also strengthens BT's existing operations in the rapidly expanding economies of Asia Pacific.
Infonet's recognised market-leading product quality, performance levels and customer service will complement BT's already strong capabilities. In particular, Infonet has recognised strengths in value-added services, such as mobile data, network security and multimedia products.
Infonet customers will benefit from BT's scale, financial strength and focus on global IT and networking services. BT will enhance Infonet's offering to include broader solutions and services, outsourcing and systems integration, as well as BT's domestic managed network service portfolio in major markets around the world.

Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre


Notes to Editors

About BT
BT consists principally of three lines of business:

  - BT Retail, providing fixed and mobile communications services and solutions and IT and networking services to more than 20 million business and residential customers in the UK. It is also a leading UK internet services provider.
  - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits.
  - BT Global Services, providing IT and networking services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.
BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.
For more information, visit www.bt.com/aboutbt



About Infonet
Infonet Services Corporation, known for its quality of service, is a leading provider of managed network communications services for thousands of multinational corporate entities.
Employing a unique consultative approach, Infonet offers integrated solutions optimizing the complex relationship between enterprise applications and the global network. Extensive project management capabilities are the foundation for the services and solution offerings (broadband, Internet, intranet, multimedia, videoconferencing, wireless/remote access, local provisioning, application and consulting services) positioning Infonet as a single-source partner for its customers. In particular, Infonet IP VPN solutions offer multinationals a unique combination of private and public internet protocol services as well as a full set of managed security and mobility services.
Rated "Best in Class" overall in Telemark's annual survey of Global Managed Data Network Services, Infonet has also won "Best Customer Care" and "Best Carrier" at the World Communication Awards. Founded in 1970, Infonet owns and operates The World Network, accessible from more than 180 countries, and provides local service support in over 70 countries and territories.
Infonet reported revenue in 2003/04 of $620m. Infonet expects to be cashflow positive by the end of the current financial year.
Infonet's stock is traded on the New York Stock Exchange under the symbol IN. Additional information about the company is available at www.infonet.com.

Forward Looking Statements
Statements about the expected effects on BT of the acquisition of Infonet, statements about the expected timing, certainty and scope of the acquisition and all other statements in this release other than historical facts are forward-looking statements. Forward-looking statements include information about possible or assumed future financial results and usually contain words such as "believes," "intends," "expects," "anticipates," "estimates", or similar expressions. These statements are subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from expected results due to a variety of factors, including, but not limited to, the satisfaction of the conditions to closing of the acquisition. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

In connection with the merger, Infonet will be filing a proxy statement with the US Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement concerning the proposed transaction when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement when it becomes available and other documents filed or furnished by Infonet with the SEC at the SEC's website at www.sec.gov. The proxy statement and other documents filed or furnished by Infonet may also be obtained for free by directing a request to Infonet at +1 310-335-2600.

Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Infonet stockholders to approve the merger at the following address: Infonet, 2160 East Grand Avenue, El Segundo, CA 90245 USA






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 23 December, 2004